UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2023

FISHER WALLACE LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11229

Delaware	45-4862460
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

630 Flushing Avenue – Box 84 Brooklyn, NY 11206 (Address of principal executive offices)	20009 (Zip Code)

800-692-4380

Registrant’s telephone number, including area code

84-2859247

(I.R.S. Employer Identification No.)

In this Special Financial Report, the term “Fisher Wallace Laboratories,” “we,” or “the company” refers to Fisher Wallace Laboratories, Inc.

This report may contain forward-looking statements and information relating to, among other things, our business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to our management. When used in this report, the words “estimate,” “project,” “believe,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the company’s actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations for the six-month period ended June 30, 2023 (the “2023 Interim Period”), and the six-month period ended June 30, 2022 (the “2022 Interim Period”) should be read in conjunction with our unaudited consolidated financial statements and the related notes included in this report.

Overview

We were formed as a Delaware corporation on August 23, 2019, and our headquarters are located in New York, New York. Our predecessor-in-interest, Fisher-Wallace Laboratories, LLC, sold us substantially all of its assets in September 2019. We manufacture and market wearable medical devices for the treatment of depression, anxiety and insomnia. Our flagship product, the Fisher Wallace Stimulator® is currently FDA-Cleared in the United States and approved in Europe to treat depression, anxiety and insomnia.

Revenue

For the 2023 Interim Period, our revenue was $1,811,833 compared to $1,906,480 for the 2022 Interim Period. The decrease in revenue during the 2023 Interim Period is the result of us ceasing, in April 2023, to market our older, variable output device for the specific designations of depression and anxiety and/or insomnia, due to the expiration of our marketing clearances for depression, and the likelihood of an enforcement action if we continued to market our older device for anxiety and/or insomnia. The inability to market our Version 1.0 device for these specific designations will likely continue to have an adverse impact on our revenue, until and unless we obtain approval or clearance for OAK®. We intend to apply for approval and clearance for OAK® in markets outside the United States as well as within the United States.

Cost of Goods Sold

For the 2023 Interim Period, our cost of goods sold was $350,736, compared to $246,326 for the 2022 Interim Period.

Gross Profit

For the 2023 Interim Period, our gross profit was $1,461,096 compared to $1,660,154 for the 2022 Interim Period.

Operating Expenses

Our operating expenses consist of advertising and marketing expenses, general and administrative expenses and research and development expenses.  For the 2023 Interim Period, our operating expenses were $2,544,286, including $1,135,731 for advertising and marketing, $1,063,192 for general and administrative and $345,363 in research and development expenses. For the 2022 Interim Period, our operating expenses were $6,405,482 including $2,270,057 for advertising and marketing, $1,788,923 for general and administrative and $2,346,502 in research and development expenses The decrease in our research and development expenses primarily resulted from a decision to concentrate our efforts and resources on raising capital to finance development of the next version of our product and further clinical studies for FDA approvals.

Loss from Operations

Our loss from operations for the 2023 Interim Period was $1,083,190 compared to a loss from operations of $4,745,328 for the 2022 Interim Period. The significant decrease in losses for the 2023 Interim Period, was primarily the result of decreased advertising and research and development expenses during the 2023 Interim Period.

Other Income (Expense)

Our interest expense for the 2023 Interim Period was $43,713 compared to $14,466 for the 2022 Interim Period.

Net Loss

Our net loss for the 2023 Interim Period was $1,117,330 compared to a net loss of $4,759,794 for the 2022 Interim Period.

Liquidity and Capital Resources

Since our inception we have raised over $10,000,000 through various securities offerings, which we have used for operations.  As of June 30, 2023, we had $149,806 in cash, compared to $128,229 as of December 31, 2022. Our total assets as of June 30, 2023, were $147,219 compared to $439,495 as of December 30, 2022, with such decrease being primarily the result of the use of cash for product development and to fund clinical trials.

As of June 30, 2023, the Company had capital resources available in the form of a line of credit for $2 million from Google, a $200K credit line from Bing, and recurring access to Shopify Capital advances against revenue that typically amounts to approximately one month of revenue. As of September, 25, 2023, we ceased advertising on Google or Bing, while we concentrate our resources on completing clinical trials and preparing to go to market with the next version of our device. Our daily cash balance fluctuates significantly as a result of drawdowns. As of the period ending June 30, 2023, the Company had $149,806 in cash.

We may incur significant additional costs in finalizing the development of our new Stimulator, and in production, marketing, sales and customer service, and intend to continue to fund our operations through funds received from our recent Regulation Crowdfunding campaign, funds received through this offering, and additional debt and/or equity financings as determined to be necessary. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development and marketing, which could harm our business, financial condition and operating results. Accordingly, our independent auditors report includes a paragraph regarding substantial doubt about our ability to continue as a going concern.

Debt

As of June 30,2023, we had a $2,000,000 line of credit with Google, which accrues no interest and any advances must be repaid monthly.  As of June 30, 2023, we had $1,233,556 outstanding on this credit line.

We have a $200,000 line of credit with Bing, which accrues no interest, and any advances must be repaid monthly.   As of June 30, 2023, we had no amounts outstanding on this credit line.

We have an American Express credit card, which accrues interest on outstanding balances of 9% per annum.  As of June 30, 2023, we had $37,666 outstanding under our American Express card.

We have a Chase credit card, which accrues interest on outstanding balances of 21.24% per annum.  As of June 30, 2023, we had $56,369 outstanding under our American Express card.

We have a credit line with Shopify Capital, which accrues interest at 13% and any advances must be repaid daily.  As of June 30, 2023, we had $405,670 outstanding on this credit line.

We have an outstanding loan to Charles A. Fisher, our chairman, chief financial officer and secretary, in the principal amount of $576,525, plus interest in the amount of $98,490, which had accrued as of June 30, 2023.  Interest at a rate of 5% per annum accrued on the principal amount of the loan, and we will be required to repay the loan in equal monthly installments of $20,000 commencing at some point in the future.

In December 2020, we entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), pursuant to which Clearbanc paid our bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, we assigned $364,000 of our future receivables due for payment to Clearbanc, based on 20% of our future receivables collected on a daily basis. On February 24, 2021, this loan was restructured, and we received additional loans of $150,000 after payment of $54,172 of principal on the loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and we received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan.  As of June 30, 2023, the remaining balance due to Clearbanc and Facebook were $27,675, and $183,974, respectively. Throughout June of 2023 we have been making payments of $5,000 per month on each loan.

As of June 30, 2023, we had $12,264 in principal outstanding under Promissory Notes, convertible into Class A Shares at a conversion price of 2.7358 per share, which accrue fixed interest of 8%. The Company is required to pay these Notes in six (6) equal monthly installments commencing on the last day of the 7th month following the date of issuance, and such Notes were issued between August and October 2022. As of the date hereof, we have satisfied all of our obligations under the Notes.

Plan of Operations

Throughout the remainder of 2023, we intend to focus the continued development of and obtaining new regulatory clearance for our Version 2 product. The extent to which we will be able to meet these goals depends upon the funds raised in this offering.

Item 2.  Other Information

In 2019, the FDA required Class III premarket approval for CES devices intended to treat depression and Class II special controls for CES devices intended to treat anxiety and/or insomnia. In order to fulfill these requirements, we were required to develop a fixed output version of our technology to ensure consistent dosage. We developed a fixed output CES device, our Version 2.0, and have submitted the results of clinical and non-clinical testing to the FDA.

In April 2023, we stopped marketing our older, variable output device for the specific designations of depression and anxiety and/or insomnia, due to the expiration of our marketing clearances for depression, and the likelihood of an enforcement action if we continued to market our older device for anxiety and/or insomnia. We expect that our inability to market our Version 1.0 device for such specific designations, will result in a significant reduction of revenue until and unless we obtain approval or clearance for our Version 2.0 device. We intend to apply for approval and clearance for our Version 2.0 in other markets, including in Europe through the CE/ISO pathway, regardless of the outcomes of our US applications.

We recently discovered that our variable output devices do not have reverse current protection and that this could cause the two AA batteries to become hot if the batteries were accidentally installed incorrectly (backwards). To date, there have been 13 complaints received from our customers relating to excess heat. As long as customers do not put the batteries in backwards, they will not experience this overheating issue.

Item 3.  Financial Statements

The accompanying semiannual financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2023 are not necessarily indicative of the results that can be expected for the year ending December 31, 2023.

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED BALANCE SHEETS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited)

	6/30/2023	12/31/2022
ASSETS
Current Assets:
Cash in banks	$149,806	$128,229
Accounts receivable	(2,586)	0
Inventories	0	292,050
Security Deposits	0
Other current assets	0	19,216
Total Current Assets	147,219	439,495

TOTAL ASSETS	$147,219	$439,495

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts and credit cards payable	$2,106,885	$1,914,035
Accrued expenses	0	209,285
Loans payable, net of unamortized discount	580,670	427,470
Deferred Revenue	875,514	1,029,556
Other current liabilities		0
Total Current Liabilities	3,563,070	3,580,346

Non-Current Liabilities:
Convertible Notes and accrued interest	411,683	420,660
Due to related party and accrued interest	675,015	663,004
Total Non-Current Liabilities	1,086,698	1,083,664
Total Liabilities	4,649,768	4,664,010

Stockholders' Equity (Deficit):
Series Seed Preferred Stock,	112	91
Class A voting common stock	600	600
Class B nonvoting common stock	154	143
Additional paid-in capital, net of offering costs	9,944,882	8,948,580
Class B common stock subscriptions receivable	0	(76,416)
Accumulated deficit	(14,448,297)	(13,097,513)
Total Stockholders’ Equity (Deficit)	(4,502,549)	(4,224,515)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$147,219	$439,495

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the six-month periods ended June 30, 2023 and 2022 (unaudited)

	6/30/2023	6/30/2022
Net sales	$1,811,833	$1,906,480
Cost of goods sold	350,736	246,326
Gross profit	1,461,096	1,660,154

Operating expenses:
Advertising and marketing	1,135,731	2,270,057
General and administrative	1,063,192	1,788,923
Research and development	345,363	2,346,502
Total Operating Expenses	2,544,286	6,405,482

Loss from operations	(1,083,190)	(4,745,328)

Other income (expense):	9,574
Interest expense	(43,713)	(14,466)
Total Other Expenses	(34,140)	(14,466)

Provision for income tax		-
Net Loss	$(1,117,330)	$(4,759,794)

Weighted-average vested common stock outstanding
Basic and diluted	9,531,664	9,216,722

Net loss per share
Basic and diluted	$(0.12)	$(0.52)

* note to stock outstanding basic and diluted: includes all Class A, B and Preferred shares and options issued and unissued as of June 30, 2022

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended June 30, 2023 and 2022 (unaudited)

	6/30/2023	6/30/2022
Cash Flows from Operating Activities
Net loss	$(1,117,330)	$(4,759,794)
Adjustments to reconcile net loss to net cash used in operating activities:
Income from loan forgiveness	-	-
Bad debts	-	-
Changes in operating assets and liabilities:	-	-
(Increase)/decrease in accounts receivable	-	-
(Increase)/decrease in inventories	292,050	(691,478)
(Increase)/decrease in other current assets	21,802	-
Increase/(decrease) in accounts payable	(31,521)	556,326
Increase/(decrease) in accrued expenses	-	14,413
Increase/(decrease) in other current liabilities	240,591	718,175
Increase/(decrease) in due to related party	-	-
Increase/(decrease) in deferred revenue	(154,016)	283,807
Net cash used in operating activities	368,906	(3,878,551)

Cash Flows from Financing Activities
Proceeds from loans	-	-
Payments of loans and Interest	3,034	(231,120)
Proceeds from issuance of class B common stock		1,322,358
Proceeds from StartEngine Campaign	855,423	988,049
Offering costs	(88,492)	-
Net cash provided by financing activities	769,965	2,079,288

Net increase in cash in banks	21,541	(1,799,263)
Cash in banks at beginning of period	128,265	1,915,632
Cash in banks at end of period	$149,806	$116,369

FISHER WALLACE LABORATORIES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT

For the six-month periods ended June 30, 2022 and 2021 (unaudited)

	Series Seed Preferred Stock		Class A - Common Stock		Class B - Common Stock
	Shares	Amount	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Deficit
Balance at December 31, 2020	0	$0	6,000,000	$600	593,118	$59	$2,027,032	$(127,293)	$(2,761,478)	$(861,739)
Issuance of Class B common stock from reg A offering	-	-	-	-	262,225	26	1,551,404	50,877	-	1,602,281
Offering costs	-	-	-	-	-	-	(233,263)	-	-	(233,263)
Issuance of warrants	-	-	-	-	-	-	40,334	-	-	40,334
Net income (loss)	-	-	-	-	-	-	-	-	(1,977,173)	(1,977,173.00)
Balance at June 30, 2021	0	$0	6,000,000	$600	855,343	85	$3,385,507	(76,416)	(4,738,651)	(1,429,560)
Issuance of Series Seed Preferred Stock	456,905	46	-	-	-	-	1,249,954	-	-	1,249,954
Issuance of Class B common stock from reg A offering	-	-	-	-	340,930	34	2,139,598	3,132	-	2,142,730
Offering costs	-	-	-	-	-	-	(305,756)	-	-	(305,756)
Issuance of warrants	-	-	-	-	-	-	78,084	-	-	78,084
Stock based compensation	-	-	-	-	-	-	5,580	-	-	5,580
Net income (loss)	-	-	-	-	-	-	-	-	(1,285,118)	(1,285,118)
Balance at December 31, 2021	456,905	46	6,000,000	600	1,196,273	119	6,552,967	(73,284)	(6,023,769)	455,914
Issuance of Class B common stock from reg CF-2 offering	-	-	-	-	136,808	14	1,153,563	(63,239)	-	1,090,324
Offering costs	-	-	-	-	-	-	(100,170)		-	(100,170)
Issuance of Class B common stock from reg A offering	-	-	-	-	-	-	-	72,358	-	72,358
Issuance of warrants	-	-	-	-	-	-	-	-	-	-
Issuance of Series Seed Preferred Stock	456,904	46	-	-	-	-	1,249,954	-	-	1,249,954
Net income (loss)	-	-	-	-	-	-	-	-	(4,759,794)	(4,759,794)
Balance at June 30, 2022	913,809	$92	6,000,000	$600	1,333,081	$133	$8,856,314	$(64,165)	$(10,783,563)	$(1,991,414)
Issuance of Class B common stock from CF offering	-	-	-	-	96,477	10	466,867	(12,251)		454,616
Offering costs	-	-	-	-	-	-	(374,601)			(374,601)
Net income (loss)	-	-	-	-	-	-			(2,547,404)	(2,547,404)
Balance at December 31, 2022	913,809	92	6,000,000	600	1,429,558	143	8,948,580	(76,416)	(13,330,967)	(4,458,803)
Issuance of Class B common stock from CF offering	-	-	-	-	113,992	114	1,148,195	76,416	-	1,224,611
Offering costs	-	-	-	-	-	-	(563,263)	-	-	(563,263)
Convertible Notes Converted	-	-	158,709	16	-	-	412,236	-	-	412,236
Anti-Dilution Distribution from Founders	19,918	20	(158,709)	(16)	-	-	-	-	-	-
										-
Net income (loss)	-	-	-	-	-	-	-	-	(1,117,330)	(1,117,330)
Balance at June 30, 2023	933,727	112	6,000,000	600	1,543,550	154	9,945,748	-	(14,448,297)	(4,502,549)

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited)

NOTE 1: NATURE OF OPERATIONS

Fisher Wallace Laboratories Inc. (the “Company”) is a corporation formed on August 23, 2019, in the State of Delaware. Fisher Wallace Laboratories LLC (the “LLC”), a Delaware limited liability company organized on December 29, 2006, under common ownership and control as the Company. In September 2019, the LLC Company merged with the Company in an acquisition transaction, whereby the owners of the LLC Company agreed to exchange 100% of the interests in the LLC Company for 6,000,000 shares of Company’s Class A Common Stock.

The LLC Company contributed substantially all of its assets including cash, accounts receivable, inventories, intangible assets, accounts payable and other obligations to the Company. The Company began its commercial operations with the contributed net assets of LLC in November 2019. The Company’s headquarters are in New York, NY.

The Company manufactures (through a subcontractor in New Jersey) a cranial electrotherapy stimulation device, the Fisher Wallace Stimulator, which is FDA cleared for the treatment of depression, anxiety, and insomnia. The device was invented by two electrical engineers, Saul and Bernard Liss, in the 1980’s, and has been on the market as an FDA sanctioned device since 1991. The device uses a mild form of alternating current to stimulate key neurotransmitters, including dopamine, serotonin and beta-endorphin, and also lowers cortisol, the stress hormone.

The Fisher Wallace Stimulator restores sleep and improves mood by using patented radio frequencies to gently stimulate the brain's production of serotonin, beta-endorphin, and other key neurochemicals. Multiple published studies, including studies performed at Harvard Medical School, have proven the safety and effectiveness of the device. Patients typically use the device twice a day for twenty minutes (once in the morning and once before bedtime). The device causes no serious side effects and is safe to use while taking medication.

The Fisher Wallace Stimulator is sold primarily to consumers directly by the Company, as well as to a handful of distributors. Most of the distributors are in the US, there is one in Mexico, and several are in Europe. The Company has a CE/ISO mark which allows it to sell in Europe and Mexico (COFAPRISE).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). In accordance with ASC 805-50-45- 5, for transactions between entities under common control, consolidated financial statements and financial information presented for prior periods should be retroactively adjusted to furnish comparative information. Therefore, these consolidated financial statements include all accounts of Fisher Wallace Laboratories Inc. and Fisher Wallace Laboratories, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited)

accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2023. The carrying amounts reported in the balance sheets approximate their fair value.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. Bank deposit accounts are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. On June 30, 2023, the Company’s cash balances did not exceed federally insured limits.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited)

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. As of December 31, 2022, the Company had no allowance for bad debt. During the period ended June 30, 2023, the Company recognized no bad debts on its accounts receivable.

Inventories

Inventories are stated at the lower of cost or market and accounted for using the First In First Out (FIFO) method. As of June 30, 2023, the Company’s inventory balances, which consist primarily of medical devices, and accessories to devices were minimal, as we have stopped production of our current device in preparation for finalizing the design and production of the next version of our device called Oak . On December 31, 2022, inventory balances amounted to $110,550 on hand and $181,500 in transit. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in costs of net revenues in the consolidated statements of operations. The Company records no impairment and obsolescence reserves against its inventory balances as of June 30, 2023, and December 31, 2022.

Patents

The Company capitalizes patent filing fees, and it expenses legal fees, in connection with internally developed pending patents. The Company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. The Company’s patent was acquired in 2019 from LLC in the capital contribution of the Company. While the management believes the patent to be an integral part of the Company’s commercial operation, LLC had fully amortized the asset prior to assignment.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited)

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted January 1, 2019, and retroactively applied to the periods presented. The Company generally recognizes revenues upon shipment of its products.

Shipping and Handling

Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as part of sales revenue in the consolidated statements of operations.

Cost of Goods Sold

Cost of goods sold include the cost of stimulators, batteries, accessories and spare parts, device bags, labels, Shopify fees, strap material, PayPal fees.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited)

From its inception until September 2019, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 2019 conversion, the Company was taxed as a corporation. The Company pays Federal and State income taxes at rates of approximately 21% and 6.5%, respectively, and has used an effective blended rate of 26% to derive at deferred tax assets. The Company has a net operating loss carryforward of $14,448,297 and $13,097,513 as of June 30, 2023, and December 31, 2022 respectively, resulting in a deferred tax asset of $3,973,282 and $3,601,816 as of June 30, 2022, and December 31, 2022, respectively. Due to uncertainty as to the Company’s ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2039, the Company has recorded a full valuation allowance to reduce the deferred tax asset to zero. The Company files U.S. federal and state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive. The basic and dilutive earnings or loss per share data are provided in the consolidated statement of operations.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company sustained net losses of $1,117,330 and $4,759,794 for the periods ended June 30, 2023, and 2022, respectively, and has an accumulated deficit of $14,448,297 as of June 30, 2023. The Company had negative cash flows from operating activities of $1,083,190 and $4,745,328 for the periods ended June 30, 2023, and 2022, respectively.

NOTE 4: DEBT INSTRUMENTS

The Company’s ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited) )

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company’s loans payable as of June 30, 2023, consist of:

Shopify loans $405,670

Clearbanc loan $27,675

Loans payable $580,670

Shopify Loans

In March and June 2020, the Company entered into accounts receivable loan agreements with Shopify Capital, Inc. Under the agreements, the Company received $195,000 and $310,000, respectively, and assigned $206,700 and $334,800, respectively, of Company’s future receivables. The daily payment is 17% of Company’s receivables, from the Company’s Shopify ecommerce platform. The Company’s SMBA and other bank accounts associated with Shopify services accounts and all personal properties are used as collateral for this loan. The Company repaid these loans in full in 2020 and incurred $36,500 interest expense for the year ended December 31, 2020.

The Company had another accounts receivable loan agreement with Shopify Capital, Inc. in November of 2020. Under this agreement, the Company received $410,000 and assigned $463,300 of Company’s future receivables. The Company repaid these loans in full in 2020 and incurred $53,300 interest expense for the year ended December 31, 2020.

In November of 2021, The Company had another accounts receivable loan agreement with Shopify Capital, Inc. The Company received $410,000 and assigned $463,300 of Company’s future receivables. The Company repaid these loans in full in 2021 and incurred $53,300 interest expense for the year.

During 2022, the Company entered three accounts receivable loan agreements with Shopify Capital, Inc. The Company received $295,000, $330,000, and $360,000 in loans and assigned $333,350, 372,900 and $406,800 of Company’s future receivables, respectively. The Company repaid these loans in full by January of 2023 and incurred $128,050 interest expense..

In October of 2022, the Company entered a loan agreement with Shopify Capital, Inc, which is still being paid off. The Company received $320,000 and assigned $361,600 in future receivables for a total of $41,600 in interest payments. As of September 25, 2023, the Company has $55,848 of this loan outstanding. In addition, a Shopify Capital loan of 350,00 for $395,500 in receivables was taken in April of 2023. As of September of 2023, the Company has not begun payments on this loan .

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited)

In June and October of 2021, new accounts receivable loan agreements were entered into with Shopify Capital, having the same terms and conditions with the previous loan agreements. The Company received $350,000 and $295,000 respectively and assigned $395,500 and $333,350 respectively of Company’s future receivables, with daily repayment of 17% of Company’s receivables, received through the Company’s Shopify ecommerce platform. The Company recorded a discount on these loans amounting to $45,500, and $38,350 respectively to be amortized to interest expense over the life of the loan. The Company repaid these loans in full in 2021 and incurred $83,850 interest expense for the year ended December 31, 2021.

On June 1, 2022, the company entered into another accounts receivable loan agreement with Shopify Capital, Inc. having the same terms and conditions with the previous loan agreements. The Company received $330,000 and assigned $372,900 of Company’s future receivables, with a discount of 42,900 to be amortized over the life of the loan. As of June 30, 2022, the balance of this loan amounted to $281,313. The Company paid $11,906 interest on this loan as of June 30, 2022.

Clearbanc Loan

On December 16, 2020, the Company entered into a loan agreement with Clear Finance Technology Corp. (Clearbanc), of which Clearbanc paid the Company’s bills for advertising expenses to Google and Facebook amounting to $242,346 and $82,654, respectively, for a total of $325,000. Under this agreement, the Company assigned $364,000 of Company’s future receivables which is due for payment to Clearbanc based on 20% of Company’s future receivables collected on a daily basis. The loan is not subject to any collateral. The Company recorded a discount on this loan amounting to $39,000, to be amortized to interest expense over the life of the loan. As of December 31, 2020, balance of this loan and unamortized discount amounted to $325,000 and $39,000, respectively. On February 24, 2021, this loan was restructured, and the Company received an additional loan of $150,000 after payment of $54,172 of principal loan. The new loan principal amount was $420,828 with a discount of $18,000. On April 28, 2021, the loan was again restructured, and the Company received an additional loan of $200,000 after a principal loan repayment of $156,005. The new loan principal amount was $464,823 with a discount of $24,000 to be amortized over the life of the loan. Balance of the loan as of June 30, 2022, amounted to $137,675. and total interest expense recognized on this loan for the period ended June 30, 2021, amounted to $55,615.

PPP Loan

In May 2020, the Company obtained a Paycheck Protection Program (PPP) loan from American Express National Bank amounting to $48,182. The loan is subject to interest of 1% per annum and is payable in 18 monthly installments after a deferral of 6 months. Monthly payments are calculated on a 2-year amortization basis and the balance will be payable at its maturity date on April 21, 2022. Loan balance amounted to $48,182 as of December 31, 2020. The Company filed for loan forgiveness in accordance with the CARES Act provision and received the approval on April 8, 2021.

The Company recognized this loan and interest accruing on the loan amounting to $437 as income from loan forgiveness in the consolidated statements of operations for a total of $48,620.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited)

NOTE 5: STOCKHOLDERS’ EQUITY/(DEFICIT)

LLC Membership Interests

Through September 2019, Fisher Wallace Laboratories LLC was a limited liabilities company with its interests denoted as Class A and Class B membership units. The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

Stockholders Equity

On August 23, 2019, Fisher Wallace Laboratories, Inc., a Delaware corporation was formed. Fisher Wallace Laboratories, Inc. authorized 10,000,000 shares of common stock. These shares have been divided into 8,000,000 Class A Voting Common Stock, $0.0001 par value per share and 2,000,000 Class B Non-Voting Common Stock, $0.0001 par value per share.

On March 28, 2020, the Company amended its certificate of incorporation to increase its authorized common stock to 10,200,000, consisting of 8,000,000 Class A voting common stock, $0.0001 par value per share and 2,200,000 Class B non-voting common stock, $0.0001 par value per share.

As discussed in Note 1, the members of LLC Company agreed to exchange 100% of their membership interests in LL Company for 6,000,000 shares of Class A Common Stock in exchange for substantially all the assets and liabilities of LLC in September 2019. LLC owns all of Class A Common Stock of the Company, which are the only voting shares. LLC is being controlled by Charles A. Fisher, chief financial officer, secretary and a director.

Class B Common Stock Offerings

Between 2019 and 2020, we engaged in a Regulation CF Offering in which we sold 445,403 shares of Class B Common Stock ("Class B Shares") for $2.50 per share, or an aggregate offering price of $1,058,330, including, 13,605 bonus shares issued in the offering, and 8,466 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

Between 2020 and 2021, we engaged an offering under Regulation A+ in which we issued 759,336 Class B Shares for $6.21 per share or an aggregate offering price of $4,664,499, including, 8,202 bonus shares issued in the offering and warrants to purchase 37,557 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

During 2021 and 2022, we engaged in a private offering under Section 4(a)(1) of the Securities Act and Regulation S, in which we sold 933,727 shares of Series Seed Preferred Stock for $2.6774 per share, or an aggregate offering price of $2,500,000. The proceeds of the offering were used for research and development and general working capital.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited)

In March 2022, we engaged a Regulation CF Offering, pursuant to which we sold 141,608 Class B Shares in exchange for $8.76 per share, or an aggregate offering price of $1,122,944, including 9,573 bonus shares issued in the offering, and 3,845 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

In August of 2022, we engaged a Regulation CF Offering, pursuant to which we sold 43,654 Class B Shares in exchange for $8.76 per share, or an aggregate offering price of $335,758 including, 4,405 bonus shares issued in the offering, and 1,138 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

Between September 2022 and March 2023, we engaged a Regulation CF Offering, pursuant to which we sold 43,654 Class B Shares in exchange for $8.81 per share, or an aggregate offering price of $1,192,627 including, 14,123 bonus shares issued in the offering, and 4,054 shares issued to StartEngine Primary as a commission. The proceeds of the offering were used for research and development and general working capital.

In February 2023 we engaged a Regulation A+ Offering. As of September 15, 2023 we have sold 45,609 Class B Shares in exchange for $10.67 per share, or an aggregate offering price of $450,594 including 3,379 bonus shares. The proceeds of the offering were used for general working capital.

Class B Common Stock Warrants

As discussed above, the Company granted 37,557 Class B Common Stock warrants to StartEngine in a Reg A+ offering. These warrants are exercisable at $6.21 price per share, expire after five years, and are fully vested at the grant date. In addition the Company has issued 30,000 Class B warrants to employees and consultants, with various vesting schedules, which exercise at $3.13 and which expire in ten years.

Using the Company’s latest 409a valuation, the Company estimates the fair value of all outstanding warrants to be $118,225 as of June 30, 2023. During the period ended June 30, 2023, no Class B Common Stock warrants were exercised, and all 67,557 warrants remained outstanding as of June 30, 2023.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company was capitalized with cash, inventory, accounts receivable, intangible assets, accounts payable and other obligations after inception from LLC in exchange for the shares of Class A Common Stock of the Company. The Company recorded these contributed assets at their verifiable book value. No goodwill or excess purchase price was allocated. Many of the most valuable assets contributed by LLC to the Company included customer lists, branding goodwill, patents and other intangibles that have no book value in these consolidated financial statements.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited)

The Company has an outstanding loan from a key employee with a principal amount of $576,575. This loan bears 5% interest per annum starting January 1, 2020 and has no fixed maturity. The Company intends to repay this loan when prudent for the long-term health of the Company. Total accrued interest recognized on this loan amounts to $98,490 as of June 30, 2023 and is recognized under accrued expenses in the consolidated balance sheet.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company entered into a new lease agreement with Acumen Capital Partners for its office starting September 1, 2023, for a monthly rent of $7,514.

Total rent expense recognized for the period ended June 30, 2023, and 2022 amounted to $48,236 and $30,957 respectively.

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August  2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2016.Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted the provisions of this standard in the year 2019 but did not have any impact since all leases are short-term in nature.

No assurance is provided.

FISHER WALLACE LABORATORIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2023 (unaudited) and December 31, 2022 (audited) and for the six-month periods ended June 30, 2023, and 2022 (unaudited) )

In October 2016, FASB issued ASU 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other than Inventory”, which eliminates the exception that prohibits the recognition of current and deferred income tax effects for intra-entity transfers of assets other than inventory until the asset has been sold to an outside party. The updated guidance is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption of the update is permitted. Management believes that the adoption of ASU 2016-16 has no impact on the Company’s financial statements and disclosures.

In August 2018, the FASB issued Accounting Standards Update (ASU) 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement”, which changes the fair value measurement disclosure requirements of ASC 820. This update is effective for fiscal years beginning after December 15, 2019, and for interim periods within those fiscal years. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Company’s financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Management’s Evaluation

Management has evaluated subsequent events through September 15, 2023, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.

No assurance is provided.

Item 4. Exhibits

2.1	Amended and Restated Certificate of Incorporation (1)

2.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation (2)

2.3	Second Certificate of Amendment to Amended and Restated Certificate of Incorporation (3)

2.4	Third Certificate of Amendment to Amended and Restated Certificate of Incorporation (4)

2.5	Amended and Restated Bylaws (5)

(1)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-1.htm

(2)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-2.htm

(3)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-3.htm

(4)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-4.htm

(5)	Filed as an exhibit to Fisher Wallace Laboratories, Inc. Regulation A Offering Statement on Form 1-A/A filed February 17, 2023 (Commission File No. 024-11229) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1787792/000110465923023081/tm233488d5_ex2-5.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Special and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on September 26, 2023.

FISHER WALLACE LABORATORIES, INC.

By:	/s/ Kelly Roman	Date: September 26, 2023
Kelly Roman, Chief Executive Officer, Principal Executive Officer and Director

By:	/s/ Charles A. Fisher	Date: September 26, 2023
Charles A. Fisher, Chief Financial Officer, Principal Financial Officer, Principal Accounting Officer and Director